================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


FOR THE YEAR ENDED DECEMBER 31, 1999              COMMISSION FILE NUMBER 1-11463


                          THE PROMUS HOTEL CORPORATION
                          SAVINGS AND RETIREMENT PLAN A
                            (FULL TITLE OF THE PLAN)


                            HILTON HOTELS CORPORATION
                             9336 CIVIC CENTER DRIVE
                         BEVERLY HILLS, CALIFORNIA 90210
         (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND
                 THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)


                                   62-1596939
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

================================================================================

FINANCIAL STATEMENTS.

Financial statements for the Promus Hotel Corporation Savings and Retirement Plan A and the report of Arthur Andersen LLP with respect thereto are as follows:

                                                                         Page(s)
                                                                         -------
    Report of Independent Public Accountants                                 3

    Statements of Net Assets Available for Benefits,
    - December 31, 1999 and 1998                                             4

    Statements of Changes in Net Assets Available for Benefits,
    - Years Ended December 31, 1999 and 1998                                 5

    Notes to Financial Statements                                         6-15

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of The Promus Hotel Corporation
Savings and Retirement Plan A:

We have audited the accompanying statements of net assets available for benefits of THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Promus Hotel Corporation Savings and Retirement Plan A as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.


                                            ARTHUR ANDERSEN LLP


Memphis, Tennessee,
June 16, 2000.

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998

                                 (in thousands)


                                                               1999          1998
                                                          ------------   ------------
Assets:
    Investments:
       Equity in Promus Hotel Corporation
          Retirement Plans Master Trust (Note 1)          $     79,898   $       --
       Pooled common stock                                        --           22,747
       Mutual funds                                               --           22,099
       Common/collective trust funds                              --           15,003
       Interest bearing cash                                      --           15,320
       Loans to participants                                     3,352          2,841
                                                          ------------   ------------

          Total investments                                     83,250         78,010
                                                          ------------   ------------

    Receivables:
       Interest and dividends                                     --              102
       Participant contributions                                   238            223
       Employer contributions                                      191            176
       Loan interest and other                                       9             15
                                                          ------------   ------------

          Total receivables                                        438            516
                                                          ------------   ------------

Uninvested cash                                                   --              483
                                                          ------------   ------------

       Total assets                                             83,688         79,009
                                                          ------------   ------------

Liabilities:
    Accrued refunds and other                                     --              431
                                                          ------------   ------------

       Total liabilities                                          --              431
                                                          ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                         $     83,688   $     78,578
                                                          ============   ============

   The accompanying notes are an integral part of these financial statements.

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                 (in thousands)


                                                               1999           1998
                                                          ------------   ------------
Additions to net assets attributed to:
    Investment income:
       Equity in investment activities of Promus Hotel
          Corporation Retirement Plans Master Trust
            (Note 1)                                      $      9,168   $       --
       Net appreciation (depreciation) in fair value
            of investments                                       3,540            (52)
       Interest                                                    453            824
       Dividends                                                   263          1,565
                                                          ------------   ------------
                                                                13,424          2,337

    Contributions:
       Participant                                               6,545          4,334
       Employer                                                  4,808          6,805
                                                          ------------   ------------
                                                                11,353         11,139
                                                          ------------   ------------
       Total additions                                          24,777         13,476
                                                          ------------   ------------

Deductions from net assets attributed to:
    Benefits paid to participants                               19,636          8,430
    Administrative expenses                                         31            102
                                                          ------------   ------------
       Total deductions                                         19,667          8,532
                                                          ------------   ------------

Net increase prior to transfers                                  5,110          4,944
    Net transfers                                                 --               12
                                                          ------------   ------------

       Net increase                                              5,110          4,956

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                                           78,578         73,622
                                                          ------------   ------------

    End of year                                           $     83,688   $     78,578
                                                          ============   ============

   The accompanying notes are an integral part of these financial statements.

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


1.   SUMMARY DESCRIPTION OF THE PLAN:

The following description of The Promus Hotel Corporation Savings and Retirement Plan A (the "Plan") is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

GENERAL

Prior to January 1, 1996, Promus Hotel Corporation was the plan sponsor of The Promus Hotel Corporation Savings and Retirement Plan (the "Predecessor Plan"). Effective December 31, 1995, the Plan was created by splitting the Predecessor Plan into three plans: The Promus Hotel Corporation Savings and Retirement Plan A, The Promus Hotel Corporation Savings and Retirement Plan B ("Plan B"), and The Promus Hotel Corporation Employee Stock Ownership Plan ("ESOP"), (collectively referred to as the "S&RPs"). The participant accounts of the Predecessor Plan were transferred at fair value to these new plans.

On February 21, 1996, the Board of Directors of Promus Hotel Corporation elected to terminate the ESOP upon receipt of a favorable tax-exempt determination letter from the Internal Revenue Service (the "IRS"). The IRS issued a determination letter dated April 17, 1997 stating that the ESOP was designed in accordance with the applicable requirements of the Internal Revenue Code (the "IRC"). In the fourth quarter of 1997, participant balances were distributed and approximately $924,000 was transferred to the Plan.

Effective December 19, 1997, Promus Hotel Corporation completed a merger with Doubletree Corporation. The new parent company was named Promus Hotel Corporation. The former Promus Hotel Corporation became a wholly owned subsidiary of the parent company and was renamed Promus Operating Company, Inc. Effective as of the merger date, the Plan was amended to name Promus Operating Company, Inc. as the Plan sponsor.

Effective November 30, 1999, Hilton Hotels Corporation ("Hilton" or the "Company") acquired Promus Hotel Corporation in a merger (referred to herein as the "Merger"). In conjunction with the Merger, the Trustees voted to exchange Promus shares owned by the Plan for cash. However, as the Merger agreement called for a proration of cash consideration to be no more than 55% of the value of the Merger, final consideration was given to exchange Promus stock for a combination of cash, which was reinvested according to the participants' investment elections, and Hilton stock, which was placed in the Company stock fund.

The Plan is a defined contribution plan, which was established to allow eligible employees of the Company or its designated affiliates to accumulate capital for their retirement. Participants can contribute pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) to the Plan, as provided for under Sections 401(k) and 401(m) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

PLAN ADMINISTRATION

General administration of the Plan is the responsibility of the Company, through its operating subsidiary Promus Operating Company, Inc., which acts as the Plan Administrator. The Trustees, who are appointed by the Company's Board of Directors, perform the duties and exercise the authority set forth in the Plan and the Promus Hotel Corporation Master Retirement Plan Trust Agreement.

1.   SUMMARY DESCRIPTION OF THE PLAN (CONTINUED):

The Company has delegated certain aspects of its authority for purposes of day-to-day administration. From January 2, 1996 through March 31, 1999, American Express Trust Company ("American Express") administered the Plan. American Express provided recordkeeping, accounting, daily trading and investment management services. On April 1, 1999, the assets of the Plan were transferred from American Express to State Street Bank and Trust Company ("State Street" or the "Trustee") and are being administered under the Promus Hotel Corporation Retirement Plans Master Trust agreement (the "Master Trust"). GE Investment Retirement Services ("GE") replaced American Express as administrator of the Plan. GE provides recordkeeping, accounting, daily trading, custodial and investment management services.

At December 31, 1999, assets from the Plan, the Promus Hotel Corporation Savings and Retirement Plan B and the Doubletree Retirement Savings Plan were included in the Master Trust.

PLAN INVESTMENT FUNDS

Prior to April 1, 1999, participants could elect to invest their account balances (contributions, Company matching funds and accumulated earnings) in one or in a combination of up to nine separate funds provided by American Express in five percent increments as follows:

- Promus Hotel Corporation Stock Fund - invests in Promus Hotel Corporation Stock and money market instruments to help provide liquidity out of the fund. The Plan owned 1,711,713.080 units of the 1,738,697.101 total units owned by the S&RP's at December 31, 1998. The fund's return is based on the change in market value of the Company's common stock, including any dividends declared thereon;

- Templeton Foreign Fund - a specialty growth mutual fund designed for aggressive investors who want to primarily invest in stocks of companies outside the United States;

- IDS New Dimensions Fund - a growth fund for aggressive investors that is comprised primarily of stocks of large and medium sized companies considered to be growth oriented;

- American Express Trust Equity Index Fund II - a collective fund designed for moderately aggressive investors, which is comprised primarily of the same securities upon which the S&P 500 Stock Index is based;

- IDS Diversified Equity Income Fund - an equity income fund designed for moderately aggressive investors, which is comprised of medium to large "blue-chip" companies, utility stocks, value stocks and foreign issues;

- IDS Selective Fund - a long-term bond fund designed for conservative investors, which is comprised of the four highest investment grades of marketable debt securities in order to provide current income and preservation of capital;

- American Express Trust U.S. Government Securities Fund II - a collective fund designed for conservative investors that invests in short-term debt securities of the United States Government;

- Pacific Investment Management Company (PIMCO) Total Return Fund - (also available with State Street) mutual fund designed for moderately aggressive investors who seek maximum return consistent with preservation of capital;

- AIM Constellation Fund - (also available with State Street) mutual fund designed for investors who seek aggressive capital growth primarily through shares of small and medium sized companies that have demonstrated superior earnings growth.

The Plan also included two other special purpose funds as follows:

- Executive Life Fund - segregates the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 4 - Executive Life Investment for further details;

- Participant Loan Fund - (also available with State Street) separately tracks loans to participants as provided for under the Plan.

Beginning April 1, 1999, participants could elect to invest their account balances in one or in a combination of up to twelve separate funds provided by State Street under the Promus Hotel Corporation Retirement Plans Master Trust Agreement in five percent increments as follows:

- GE Conservative Lifestyle Fund - mutual fund designed for investors who seek income and long-term growth of capital through investment in a mix of equity-oriented funds and fixed income-oriented funds, with a bias toward one or the other to be determined by the then current market forces;

- GE Moderate Lifestyle Fund - mutual fund designed for investors who seek long-term growth of capital with a moderate level of current income through a mix of investments of equity-oriented funds and fixed income-oriented funds, with a bias toward equity-oriented funds for enhanced growth potential;

- GE Aggressive Lifestyle Fund - mutual fund designed for investors who seek capital appreciation through investment in a mix of equity-oriented funds and fixed income-oriented funds, typically with a strong bias under normal market conditions toward equity-oriented funds for substantial growth potential;

- GE Money Market Fund - mutual fund designed for investors who seek current income and liquidity while preserving their capital by investing in short-term, high-grade money market securities;

- GE U.S. Equity Fund - mutual fund designed for investors who seek long-term capital appreciation by primarily investing in a diversified portfolio of growth and value stocks of U.S. companies;

- SSgA S&P 500 Index Fund - mutual fund designed for investors who seek to replicate the total return of the S&P 500 Index;

- MFS Massachusetts Investors Growth Stock Fund - mutual fund designed for investors who seek long-term growth of capital and future income rather that current income;

- Vanguard Long-Term Corporate Bond Fund - mutual fund designed for investors who seek a high and sustainable level of interest income;

- T. Rowe Price International Stock Fund - mutual fund designed for investors who seek long-term growth of capital and income principally through a diversified portfolio of stocks of established non-U.S. issuers;

- Hilton Hotels Corporation Stock Fund - invests in units of a pooled fund shared between the plans in the Master Trust, which in turn owns the Company's common stock and certain money market instruments. The fund's return is based on the change in market value of the Company's common stock, including any dividends declared thereon.

EMPLOYEE ELIGIBILITY, VESTING AND TERMINATION

The Plan is available to all employees of the Promus Operating Company or its direct and indirect subsidiaries with the exception of suitekeepers and room attendants (who are covered under Plan B). Eligible employees may join the Plan on or after the first entry date (January 1, April 1, July 1 or October 1) following completion of 12 months during which they are credited with at least 1,000 hours of service. Employees must also be at least 21 years of age to join the Plan. Participants vest in the Company's matching contributions after two calendar years of credited service as follows:

         Years of                                     Vested
    Credited Service                                Percentage
    ----------------                                ----------
    Less than two years                                  0%
    Two years or more                                  100%

An employee's active participation in the Plan ceases upon separation of service, at which time the vested account balance can either be withdrawn or remain in the Plan according to the Plan Document.

PLAN EXPENSES

Administrative expenses charged by State Street are paid by the Plan. Currently, at the Company's discretion, other administrative expenses are paid by the Company.

PARTICIPANTS' CONTRIBUTIONS AND WITHDRAWALS

Participants may elect to make basic contributions ranging from one to six percent of eligible earnings, as defined. If a non-highly compensated participant makes basic pre-tax contributions of six percent of earnings to the Plan, the participant may elect to make supplemental pre-tax contributions of up to an additional ten percent. Highly compensated employees may contribute up to six percent of eligible earnings, as defined. The Company will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Company contributions and related income may be withdrawn by giving 30 days written notice subject to Plan and IRS rules. In-service withdrawals of pre-tax contributions and matching contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2. Withdrawal of those contributions will prohibit participants from making further contributions. Although after-tax contributions are no longer allowed under the Plan after March 31, 1999, after-tax contributions and any earnings thereon may be withdrawn without this penalty.

BENEFIT PAYMENTS

On termination of service, a participant may elect to receive his or her vested account balance as either a lump-sum amount or as equal installments over a term not to exceed fifteen years.

FORFEITURES AND PLAN NET INCOME

The Plan provides for amounts attributed to non-vested Company matching contributions of terminated employees to be forfeited at the earlier of (1) distribution of vested account balances or (2) a five year break in service. Forfeitures are used to pay expenses of the Plan, which are not otherwise passed through to participants' accounts. Any remaining forfeitures are used to reduce Company matching contributions.

The Predecessor Plan provided for the allocation on a monthly basis of Plan net income (i.e., unrealized appreciation/depreciation of investments, dividend and interest income and realized gains or losses on the sale of investments, net of administrative expenses). Effective January 2, 1996, participants' accounts are valued daily based on the market value of the participants' respective investment funds at the close of each trading day.

LOANS

Loans may be made to participants upon written application to the Plan Administrator. All loans, other than those used to acquire or construct the principal residence of a participant, shall be repaid within five years. The minimum amount that may be borrowed is $1,000. Participants may have up to two loans outstanding at any one time. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear fixed interest at the prime lending rate as published in the Wall Street Journal on the date of each loan. At December 31, 1999 and 1998, rates on outstanding loans ranged from 7.5% to 9.5%. Principal and interest paid by a participant are credited to the participant's account.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform with current year presentation.

2.   INVESTMENTS:

Investments in securities and mutual funds are stated at fair value on the last business day of the Plan year.

As of December 31, 1999, the fair value of individual investments that represent 5% or more of the Plan's equity investment in the Master Trust's net assets are as follows (in thousands):

                                                                    1999
                                                                ----------
      PIMCO Total Return Fund                                   $    8,030
      Hilton Hotels Corporation Stock Fund                          12,471
      GE Money Market Fund                                           8,501
      GE U.S. Equity Fund                                            4,531
      AIM Constellation Fund                                        12,058
      MFS Massachusetts Investor Growth Stock Fund                   7,626
      SSgA S&P 500 Index Fund                                       21,462

As of December 31, 1998, the fair value of individual investments that represented 5% or more of the Plan's total net assets were as follows (in thousands):

                                                                    1998
                                                                ----------
      Promus Hotel Corporation Pooled Stock Fund                $   22,747
      American Express Trust Equity Index Fund II                   15,003
      PIMCO Total Return Fund                                        8,246
      AIM Constellation Fund                                         6,552
      American Express U.S. Government Securities Fund II           15,320

During 1999, the Plan's equity investment in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,293 as follows (in thousands):

      Registered investment companies                           $    5,943
      Common stock                                                     350
                                                                ----------
                                                                $    6,293
                                                                ==========

During 1999, the Plan's investments held by American Express (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,540 as follows (in thousands):

      Registered investment companies                           $      726
      Common stock                                                   2,814
                                                                ----------
                                                                $    3,540
                                                                ==========

Selected financial data of the Master Trust is presented in Note 8. The Plan's percent of equity in each fund of the Master Trust as of December 31, 1999, was as follows:

      Investment Fund                                            Percent of Equity
      ---------------                                            -----------------
      GE Conservative Lifestyle Fund                                    20%
      GE Moderate Lifestyle Fund                                         2%
      GE Aggressive Lifestyle Fund                                      24%
      GE Money Market Fund                                              27%
      GE U.S. Equity Fund                                               14%
      SSgA S&P 500 Index Fund                                           41%
      PIMCO Total Return Fund                                           59%
      Vanguard Long-Term Corporate Bond Fund                            89%
      AIM Constellation Fund                                            63%
      MFS Massachusetts Investor Growth Stock Fund                      80%
      T. Rowe Price International Fund                                  18%
      Company Stock Fund                                                83%

3.   EXCESS CONTRIBUTIONS:

In March 1999, certain highly compensated Plan participants received refunds of a portion of their 1998 contributions and attributable earnings totaling approximately $392,000, which has been appropriately accrued in the accompanying financial statements. Such refunds have been reflected as benefits paid to participants in the statements of changes in net assets available for benefits.

All such refunds were paid in accordance with IRC Sections 401(k) and 401(m), as well as IRC Section 415, which require that certain nondiscriminatory tests related to the overall composition of participants' contributions be met, and that annual contributions not exceed 25% of the participant's compensation, as defined.

4.   EXECUTIVE LIFE INVESTMENT:

The former Promus Hotel Corporation was formed as a result of a June 30, 1995 spin-off (the "Spin-Off") by The Promus Companies Incorporated ("PCI"), which was renamed Harrah's Entertainment, Inc. On May 1, 1991, PCI's Savings and Retirement Plan ("PCI Plan") was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company ("Executive Life") and held in the PCI Plan's Income Investment Fund would be frozen until such time as the contract is finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by PCI due to the conservatorship imposed on Executive Life by the State of California Insurance Commissioner. PCI agreed to pay to the PCI Plan any deficiency between the $12.9 million and amounts finally received from the contract. On September 3, 1993, substantially all Executive Life assets and restructured liabilities were transferred to Aurora National Life Insurance Company ("Aurora"). On February 4, 1994, the PCI Plan elected to participate in the ongoing rehabilitation plan offered by Aurora. This plan provides for recovery of at least 77.7% of the $12.9 million book value of the Executive Life contract.

Effective with the formation of the Predecessor Plan, the Plan Administrator recorded a receivable for the remaining book value of participants' investments in the Executive Life Fund. This receivable was approximately $474,000 at December 31, 1997 and was supported by a guaranteed investment contract that was maintained by the Harrah's Entertainment, Inc. Savings and Retirement Plan, formerly the PCI Plan. The guaranteed investment contract was due to mature in September 1998.

The contract was settled in September 1998 and the principal was received from Harrah's Entertainment Savings and Retirement Plan in November 1998. At December 31, 1998, the principal due to participants was recorded as uninvested cash. On March 26, 1999, the Plan received the remaining principal payment of $469,031. The cash received was used to purchase shares of the American Express U.S. Government Securities Fund II, thereby eliminating the Executive Life Fund. The Plan expects to receive the remaining interest earned on the principal in 2000. At December 31, 1999, the interest to be received is not determinable and as such is not reflected in the financial statements.

5.   PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.   TAX STATUS:

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the IRC; therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated April 17, 1997, was received from the IRS.

7.   SUBSEQUENT EVENTS:

Effective January 1, 2000, the Plan was amended and restated to, among other things, change the name of the Plan to the Promus Retirement Savings Plan and change the vesting schedule from two years to five years. The Promus Hotel Corporation Savings and Retirement Plan B, the Doubletree Hotels Retirement Savings Plan, and the Harrison Contributory Savings Plan merged into the Plan.

Note 8.            SELECTED FINANCIAL DATA OF THE PROMUS HOTEL
                   CORPORATION RETIREMENT PLANS MASTER TRUST:

             PROMUS HOTEL CORPORATION RETIREMENT PLANS MASTER TRUST
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1999
                                 (in thousands)


                                                                             Fund Information
-------------------------------------------------------------------------------------------------------------------------------
                                                   GE               GE              GE               GE               GE
                                               Conservative       Moderate       Aggressive         Money            Fixed
                                                 LifeStyle       LifeStyle        LifeStyle         Market           Income
                                                  Fund             Fund             Fund             Fund             Fund
                                             --------------   --------------   --------------   --------------   --------------
Investments, at fair value:
    Registered investment company shares     $        1,449   $       27,016   $        3,283   $         --     $         --
    Pooled common stock                                --               --               --               --               --
    Short-term investment fund                         --               --               --               --               --
    Interest bearing cash                              --               --               --             31,543             --
                                             --------------   --------------   --------------   --------------   --------------

    TOTAL INVESTMENTS                                 1,449           27,016            3,283           31,543             --

Receivables:
    Interest, dividends and other                      --               --               --                 23             --
                                             --------------   --------------   --------------   --------------   --------------

    TOTAL RECEIVABLES                                  --               --               --                 23             --
                                             --------------   --------------   --------------   --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS            $        1,449   $       27,016   $        3,283   $       31,566   $         --
                                             ==============   ==============   ==============   ==============   ==============


                                                                             Fund Information
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                    PIMCO             Vanguard
                                                  GE U.S.          SSgA S&P          SSgA           Total            Long-Term
                                                  Equity          500 Index        Small Cap        Return             Corp.
                                                   Fund             Fund             Fund            Fund            Bond Fund
                                              --------------   --------------   --------------   --------------   --------------
Investments, at fair value:
    Registered investment company shares      $       32,416   $       52,266   $         --     $       13,486   $        1,516
    Pooled common stock                                 --               --               --               --               --
    Short-term investment fund                          --               --               --               --               --
    Interest bearing cash                               --               --               --               --               --
                                              --------------   --------------   --------------   --------------   --------------

    TOTAL INVESTMENTS                                 32,416           52,266             --             13,486            1,516

Receivables:
    Interest, dividends and other                       --               --               --                 69                8
                                              --------------   --------------   --------------   --------------   --------------

    TOTAL RECEIVABLES                                   --               --               --                 69                8
                                              --------------   --------------   --------------   --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS             $       32,416   $       52,266   $         --     $       13,555   $        1,524
                                              ==============   ==============   ==============   ==============   ==============


                                                                          Fund Information
----------------------------------------------------------------------------------------------------------------------------------
                                                                     MFS Mass
                                                     AIM             Investor      T.Rowe Price      Company
                                                Constellation         Growth       International       Stock
                                                     Fund           Stock Fund          Fund            Fund            Total
                                                --------------   --------------   --------------   --------------   --------------
Investments, at fair value:
    Registered investment company shares        $       19,216   $        9,488   $       12,812   $         --     $      172,948
    Pooled common stock                                   --               --               --             14,744           14,744
    Short-term investment fund                            --               --               --                241              241
    Interest bearing cash                                 --               --               --               --             31,543
                                                --------------   --------------   --------------   --------------   --------------

    TOTAL INVESTMENTS                                   19,216            9,488           12,812           14,985          219,476

Receivables:
    Interest, dividends and other                         --               --               --                 24              124
                                                --------------   --------------   --------------   --------------   --------------

    TOTAL RECEIVABLES                                     --               --               --                 24              124
                                                --------------   --------------   --------------   --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS               $       19,216   $        9,488   $       12,812   $       15,009   $      219,600
                                                ==============   ==============   ==============   ==============   ==============

Note 8.       SELECTED FINANCIAL DATA OF THE PROMUS HOTEL
              CORPORATION RETIREMENT PLANS MASTER TRUST (Continued):

             PROMUS HOTEL CORPORATION RETIREMENT PLANS MASTER TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                                DECEMBER 31, 1999
                                 (in thousands)


                                                                            Fund Information
----------------------------------------------------------------------------------------------------------------------------------
                                                  GE               GE               GE                GE                GE
                                             Conservative        Moderate        Aggressive          Money             Fixed
                                               LifeStyle        LifeStyle        LifeStyle           Market            Income
                                                 Fund             Fund             Fund               Fund              Fund
                                           --------------    --------------    --------------    --------------    --------------
Change attributable to:

  Investment activities:
    Dividend income                        $           58    $        1,254    $          103    $         --      $         --
    Interest income                                  --                --                --               1,266              (114)
    Net appreciation (depreciation)
        in fair value of investments                   23             2,229               295              --                --
                                           --------------    --------------    --------------    --------------    --------------

          NET INVESTMENT INCOME                        81             3,483               398             1,266              (114)
                                           --------------    --------------    --------------    --------------    --------------

Employee contributions                                690             1,943               566             2,989               309
Employer contributions                                 58               345               138               507                75
Transfers, net                                        716            23,843             2,344            30,095               (34)
                                           --------------    --------------    --------------    --------------    --------------

          Total                                     1,464            26,131             3,048            33,591               350
                                           --------------    --------------    --------------    --------------    --------------

Distributions and withdrawals                         (95)           (2,582)             (161)           (3,260)             (233)
Administrative fees                                    (1)              (16)               (2)              (31)               (3)

          Total                                       (96)           (2,598)             (163)           (3,291)             (236)
                                           --------------    --------------    --------------    --------------    --------------

          Net increase in net assets                1,449            27,016             3,283            31,566              --

NET ASSETS AVAILABLE FOR BENEFITS:
    December 31, 1998                                --                --                --                --                --
                                           --------------    --------------    --------------    --------------    --------------

    December 31, 1999                      $        1,449    $       27,016    $        3,283    $       31,566    $         --
                                           ==============    ==============    ==============    ==============    ==============


                                                                            Fund Information
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                     PIMCO            Vanguard
                                               GE U.S.           SSgA S&P           SSgA             Total            Long-Term
                                               Equity           500 Index         Small Cap         Return              Corp.
                                                Fund              Fund              Fund             Fund            Bond Fund
                                           --------------    --------------    --------------    --------------    --------------
Change attributable to:

  Investment activities:
    Dividend income                        $        3,291    $        1,864    $         --      $         --      $         --
    Interest income                                  --                --                --                --                --
    Net appreciation (depreciation)
        in fair value of investments                1,405             5,986             4,550                29               (86)
                                           --------------    --------------    --------------    --------------    --------------

          NET INVESTMENT INCOME                     4,696             7,850             4,550                29               (86)
                                           --------------    --------------    --------------    --------------    --------------

Employee contributions                              2,586             3,221               319               668               171
Employer contributions                                761             1,060                64               354               102
Transfers, net                                     27,061            45,730            (4,525)           13,720             2,500
                                           --------------    --------------    --------------    --------------    --------------

          Total                                    30,408            50,011            (4,142)           14,742             2,773
                                           --------------    --------------    --------------    --------------    --------------

Distributions and withdrawals                      (2,671)           (5,588)             (406)           (1,217)           (1,164)
Administrative fees                                   (17)               (7)               (2)                1                 1

          Total                                    (2,688)           (5,595)             (408)           (1,216)           (1,163)
                                           --------------    --------------    --------------    --------------    --------------

          Net increase in net assets               32,416            52,266              --              13,555             1,524

NET ASSETS AVAILABLE FOR BENEFITS:
    December 31, 1998                                --                --                --                --                --
                                           --------------    --------------    --------------    --------------    --------------

    December 31, 1999                      $       32,416    $       52,266    $         --      $       13,555    $        1,524
                                           ==============    ==============    ==============    ==============    ==============


                                                                             Fund Information
----------------------------------------------------------------------------------------------------------------------------------
                                                                 MFS Mass
                                                 AIM             Investor       T.Rowe Price         Company
                                            Constellation         Growth        International         Stock
                                                 Fund           Stock Fund           Fund              Fund              Total
                                            --------------    --------------    --------------    --------------    --------------
Change attributable to:

  Investment activities:
    Dividend income                         $        1,417    $          685    $          655    $         --      $        9,327
    Interest income                                   --                --                --                --               1,152
    Net appreciation (depreciation)
        in fair value of investments                 4,059             1,251             2,414               969            23,124
                                            --------------    --------------    --------------    --------------    --------------

          NET INVESTMENT INCOME                      5,476             1,936             3,069               969            33,603
                                            --------------    --------------    --------------    --------------    --------------

Employee contributions                               1,024               683             1,034             1,166            17,369
Employer contributions                                 473               418               323             3,689             8,367
Transfers, net                                      12,988             6,722             9,394            10,538           181,092
                                            --------------    --------------    --------------    --------------    --------------

          Total                                     14,485             7,823            10,751            15,393           206,828
                                            --------------    --------------    --------------    --------------    --------------

Distributions and withdrawals                         (745)             (271)           (1,001)           (1,360)          (20,754)
Administrative fees                                   --                --                  (7)                7               (77)

          Total                                       (745)             (271)           (1,008)           (1,353)          (20,831)
                                            --------------    --------------    --------------    --------------    --------------

          Net increase in net assets                19,216             9,488            12,812            15,009           219,600

NET ASSETS AVAILABLE FOR BENEFITS:
    December 31, 1998                                 --                --                --                --                --
                                            --------------    --------------    --------------    --------------    --------------

    December 31, 1999                       $       19,216    $        9,488    $       12,812    $       15,009    $      219,600
                                            ==============    ==============    ==============    ==============    ==============

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                   THE PROMUS HOTEL CORPORATION
                                   SAVINGS AND RETIREMENT PLAN A




DATED: June 29, 2000               By  /s/ DIETER HUCKESTEIN
                                      ---------------------------
                                      Dieter Huckestein
                                      Chair, Investment Committee of the Plan




                                      -17-